

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

January 28, 2010

Mr. Alan S. Mayne
Chief Financial Officer
Harry Winston Diamond Corporation
P.O. Box 4569, Station A
Toronto, ON
Canada M5W 4T9

> **Re:** **Harry Winston Diamond Corporation**
> **Form 40-F for the Fiscal Year Ended January 31, 2009**
> **Filed April 23, 2009**
> **File No. 001-33838**

Dear Mr. Mayne:

We have reviewed your filing and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 40-F for the Fiscal Year Ended January 31, 2009

General

1.  The file number printed on the cover of your current and periodic reports on Forms 6-K and 40-F should be 001-33838. This number had been assigned in conjunction with your filing of the Form 8-A on November 15, 2007.

Disclosure controls and procedures, page 5

2.      Your disclosure does not appear to fully address whether your disclosure controls and procedures, as defined in Exchange Act Rule 13a-15(e), are effective.  Rule 13a-15(e) provides that the term "disclosure controls and procedures" means controls and other procedures of an issuer that are "designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act . . .is recorded, processed, summarized and reported, within the time frames specified in the Commission's rules and forms." Rule 13a-15(e) also provides that disclosure controls and procedures "include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer . . . is accumulated and communicated to the issuer's management . . . as appropriate to allow timely decisions regarding required disclosure."  In future filings, please revise your disclosure to clarify whether your disclosure controls and procedures, as defined under Rule 13a-15(e), were effective as of the end of the relevant period.

3.      You disclose that a control system, no matter how well conceived, can at best provide "reasonable, not absolute assurance" but do not then provide that your disclosure controls and procedures were effective at the "reasonable assurance" level.  Please clarify, if true, whether the principal executive and principal financial officer concluded that the disclosure controls and procedures were, in fact, effective at the "reasonable assurance" level.  Refer to Section II.F.4. of SEC Release 33-8238.

Management's Report on Internal Control Over Financial Reporting, page 5

4.      We note your disclosure that your officers certify that they have designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with Canadian GAAP, and reconciled to US GAAP, as applicable.  Please clarify, if true, whether management's report also addresses the effectiveness of your "internal control over financial reporting" as such term is defined in Exchange Act Rule 13a-15(f).  See Form 40-F General Instruction B(6)(c).

Exhibit 99.6

Financial Statements

Note 2 Significant Accounting Policies

(h) Capital Assets, page 35

5.      We note your disclosure explaining that in computing depreciation and amortization you apply the units-of-production method to amounts capitalized for the Diavik Diamond Mine, based on "…carats of diamonds recovered during the period relative to the proven and probable ore reserves of the ore deposit being mined or to the total ore deposit."  Please clarify whether the aggregate units to which production units are being compared in your computation of DD&A under this method are estimates of in-place or recoverable reserves.  Please also advise us of the extent to which you are using estimates of measured, indicated and inferred resources in addition to estimates of proven and probable reserves in computing DD&A.

Exhibit 99.7

Differences between Canadian and United States Generally Accepted Accounting Principles

General

6.      It appears that the amounts in your various tabular presentations under this heading should be identified as $1,000's of dollars to be consistent with the presentation in your primary financial statements.

(a) Mining Assets

7.      We note your disclosure indicating the GAAP difference of $67,272,000 in your mining assets may be attributable to costs of unproved properties capitalized prior to an accounting policy change in 1999.  Please clarify whether we properly understand your disclosure and if so submit further details concerning the nature of such costs and the reasons you believe those amounts were properly capitalized prior to 1999 and remain properly capitalized under your current policy if that is your view.  Please also indicate the extent to which these costs would be properly reported as mineral rights acquisition costs, and for those amounts identify the rights you acquired and describe the status of the property interests on the date of acquisition and subsequently.

<u>Closing Comments</u>

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Joanna Lam at (202) 551-3476, or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty at (202) 551-3271, Mike Karney at (202) 551-3847 or me at (202) 551-3745 with any other questions.

Sincerely,


H. Roger Schwall
Assistant Director